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                             January 17, 2023

       Jonathan Lamb
       Chief Executive Officer
       Rigel Resource Acquisition Corp.
       1045 Avenue of the Americas, Floor 25
       New York, NY 10018

                                                        Re: Rigel Resource
Acquisition Corp.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed March 31,
2022
                                                            File No. 001-41022

       Dear Jonathan Lamb:

               We have reviewed your January 10, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 22, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       General

   1. We note your response that indicates your Sponsor is a Cayman limited liability company, and that the sole owner
and managing member of your sponsor is a Cayman limited
                                                        partnership with
another Cayman limited partnership as its general partner. Please include the substance provided
in your response letter in a risk factor in future filings.
               You may contact William Demarest at 202-551-3432 or Kristi Marrone at 202-551-3429
       if you have any questions.




                             Sincerely,
 Jonathan Lamb
Rigel Resource Acquisition Corp.
January 17, 2023
Page 2

FirstName LastNameJonathan Lamb
                                                Division of Corporation Finance
Comapany NameRigel Resource Acquisition Corp.
                                                Office of Real Estate &
Construction
January 17, 2023 Page 2
cc:       Gregg Noel
FirstName LastName